Filed Pursuant to Rule 424(b)(7)
Registration No. 333-198832
PROSPECTUS SUPPLEMENT
Dated November 25, 2015
(To Prospectus dated February 5, 2015)
$524,997,910
Common Shares, Preferred Shares, Debt Securities,
Warrants, Rights and Units
and
124,424,773 Common Shares
offered by the Selling Shareholders

This prospectus supplement updates and amends the Selling Shareholder information contained in the prospectus, dated February 5, 2015, relating to the sale by us from time to time of up to $524,997,910 of our common shares, preferred shares, debt securities, warrants, rights and units and the sale by the Selling Shareholders from time to time of up to 124,424,773 of our common shares.
The Selling Shareholder information contained in the prospectus, dated February 5, 2015, included 29,917,312 of our common shares (the “Excel Shares”) issued to Excel Maritime Carriers LLC (“Excel”) in a private placement as consideration for our acquisition of 34 operating dry bulk vessels (or vessel-owning entities) from Excel, which were transferred to us pursuant to binding agreements executed on August 19, 2014.
This prospectus supplement updates and amends the Selling Shareholder information in the prospectus to reflect that (i) Excel transferred 28,672,118 of the Excel Shares to its equity holders (the “Transferred Shares”), (ii) Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients received 13,399,356 of the Transferred Shares, and (iii) Angelo, Gordon and certain of its advisory clients received 6,767,881 of the Transferred Shares.
We will not receive any proceeds from the sale by the Selling Shareholders of any common shares under this prospectus supplement and the prospectus.
You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.
Our common shares are listed on the Nasdaq Global Select Market under the symbol “SBLK.” On November 25, 2015, the last reported sales price of our common shares on Nasdaq Global Select Market was $0.94.
Investing in our common shares involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 7 of the prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 8, 2015 and incorporated by reference herein, to read about the risks you should consider before investing in our common shares.
Neither the Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 25, 2015

SELLING SHAREHOLDERS

The information appearing in the table below amends the disclosure under the heading “Selling Shareholders” in the prospectus.
Based solely upon information furnished to us by the Selling Shareholders, the following table sets forth information with respect to the beneficial ownership of our common shares held as of the date of this prospectus by the Selling Shareholders. The Selling Shareholders are offering an aggregate of up to 124,424,773 of our common shares, which were previously acquired in private transactions and in a primary underwritten public offering of 49,000,418 of our common shares, at a price of $5.00, on January 14, 2015. Some of the Selling Shareholders own common shares purchased in a primary underwritten public offering of 56,250,000 of our common shares, at a price of $3.20, on May 18, 2015, which are not included in this prospectus. The Selling Shareholders may sell some, all or none of their shares covered by this prospectus.
Selling Shareholder	Common Shares Owned Prior to the Offering	Percentage of Class Prior to the Offering (7)	Total Common Shares Offered Hereby	Percentage of the Class Following the Offering (8)
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (1)	114,304,005	52.17%	95,554,005	8.56%
Monarch Alternative Capital LP and certain of its advisory clients (2)	11,711,820	5.35%	9,611,004	*
Angelo, Gordon and certain of its advisory clients (3)	9,247,881	4.22%	9,247,881	0%
Millennia Holdings LLC (4)	5,051,147	2.31%	5,051,147	0%
Mirabel Shipholding & Invest Limited (4)	1,796,365	*	1,796,365	0%
Milena-Maria Pappas (5)	1,750,335	*	1,750,335	0%
Spyros Capralos	341,373	*	168,842	*
Excel Maritime Carriers LLC (6)	1,245,194	*	1,245,194	0%

*	less than one percent
(1)	Consists of (i) 6,582,495 shares held by Oaktree Value Opportunities Fund, L.P. (“VOF”), (ii) 11,985,533 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (iii) 110,082 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iv) 82,226,539 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”) and (v) 13,399,356 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”). The common shares held by each fund include common shares purchased in a primary underwritten public offering of 56,250,000 of our common shares, at a price of $3.20, on May 18, 2015, which are not included in this prospectus. Each of the foregoing funds and entities is affiliated with Oaktree Capital Group Holdings GP, LLC (“OCGH”). The members of OCGH are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings and OCM XL, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment manager of the Oaktree Funds) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority. Oaktree Funds purchased common shares in the ordinary course of business and at the time of the purchase of the Company’s common shares to be resold under this registration statement, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(2)	Consists of (i) 4,375,021 shares held by Monarch Debt Recovery Master Fund Ltd., (ii) 2,301,803 shares held by Monarch Opportunities Master Fund Ltd., (iii) 2,345,463 shares held by MCP Holdings Master LP, (iv) 1,697,239 shares held Monarch Capital Master Partners III LP, (v) 445,483 shares held by P Monarch Recovery Ltd., (vi) 434,428 shares held by Monarch Alternative Solutions Master Fund Ltd., (vii) 103,883 shares held by Monarch Capital Master Partners II LP and (viii) 8,500 shares held by Monarch Alternative Capital LP (“MAC”). MAC serves as advisor to these entities with respect to shares directly owned by such entities. MDRA GP LP (“MDRA GP”) is the general partner of MAC and Monarch GP LLC (“Monarch GP”) is the general partner of MDRA GP. By virtue of such relationships, MAC, MDRA GP and Monarch GP may be deemed to have voting and dispositive power over the shares owned by such entities. The address for these entities is 535 Madison Avenue, 26th Floor, New York, NY 10022.
(3)	Consists of (i) 6,767,881 shares held by Silver Oak Capital, LLC, (ii) 910,000 shares held by AG Super Fund, L.P., (iii) 888,000 shares held by AG Capital Recovery Partners VII, L.P., (iv) 204,000 shares held by AG Super Fund International Partners, L.P., (v) 201,000 shares held by AG Eleven Partners, L.P., (vi) 121,000 shares held by AG Select Partners Advantage Fund, L.P., (vii) 68,000 shares held by AG FDS, L.P., (viii) 50,000 shares held by Nutmeg Partners, L.P., and (ix) 38,000 shares held by AG MM, L.P. Angelo, Gordon & Co., L.P. (“AG”) serves as advisor to these entities with respect to shares directly owned by such entities. AG Partners, L.P. (“AGP”) is the general partner of AG and JAMG LLC (“JAMG”) is the general partner of AGP. The managing members of JAMG are John M. Angelo and Michael L. Gordon. By virtue of such relationships, AG and Messrs Angelo and Gordon may be deemed to have voting and dispositive power over the shares owned by the entities listed above. The address for these entities is 245 Park Avenue, New York, New York 10167. AG BD LLC (a subsidiary of AG) is registered as a broker-dealer with the Commission and in 19 states and is a member of the U.S. Financial Industry Regulatory Authority. The entities listed in (i) through (viii) above purchased common shares in the ordinary course of business and, at the time of the purchase of such common shares to be resold under this registration statement, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(4)	These companies are related to family members of our Chief Executive Officer, Mr. Petros Pappas.
(5)	Ms. Milena-Maria Pappas is the daughter of our Chief Executive Officer, Mr. Petros Pappas.
(6)	We issued 29,917,312 of our common shares to Excel Maritime Carriers LLC (“Excel”) as consideration for our acquisitions of 34 operating dry bulk vessels (or vessel-owning entities) transferred to us pursuant to binding agreements executed on August 19, 2014. In May 2015, Excel transferred 26,172,118 of these common shares to the equity holders of Excel. In October 2015, Excel transferred 2,500,000 of these common shares to the equity holders of Excel.
(7)	Based on 219,105,712 common shares outstanding as of November 25, 2015.
(8)	Assumes that the Selling Shareholders sell all of the common shares offered hereby.